Qilian International Holding Group Ltd.

December 28, 2020

VIA EDGAR

Ms. Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Limited

Registration Statement on Form F-1, as amended (File No. 333-234460)

Request for Acceleration of Effectiveness

Dear Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Qilian International Holding Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on December 30, 2020, or as soon thereafter as practicable.

Very truly yours,

Qilian International Holding Group Limited

By:	/s/ Zhanchang Xin
	Name:	Zhanchang Xin
	Title:	Chief Executive Officer and Chairman of the Board of Directors